This pricing supplement relates to an effective registration statement under the Securities Act of 1933, but it is not complete and may be changed. This pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)

File No. 333-152543

SUBJECT TO COMPLETION, DATED APRIL 26, 2010

PRICING SUPPLEMENT No.    dated April     , 2010

(To prospectus dated July 25, 2008 and

prospectus supplement dated April 27, 2009)

BB&T CORPORATION

Medium-Term Notes, Series A (Senior)

Medium-Term Notes, Series B (Subordinated)

This pricing supplement supplements the terms and conditions in the prospectus, dated July 25, 2008, as supplemented by the prospectus supplement, dated April 27, 2009 (the “prospectus supplement” and together with the prospectus, dated July 25, 2008, and with all documents incorporated herein by reference, the “prospectus”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

CUSIP No.:	Issue Price (Dollar Amount and Percentage of Principal Amount):
Series:	Amount: $ / %
☒ Series A (Senior)	Net Proceeds to the Company: $
☐ Series B (Subordinated)
Interest Rate/Initial Interest Rate: %
Form of Note:	Interest Payment Dates:

☒ Book-Entry
☐ Certificated	Regular Record Dates:
Principal Amount: $	Interest Determination Dates:
Trade Date:	Interest Reset Dates:
Original Issue Date:	Index Source:
Maturity Date:	Index Maturity:
Base Rate (and, if applicable, related Interest Periods):	Spread:

☒ Fixed Rate Note	Spread Multiplier:
☐ Commercial Paper Rate Note	Maximum Interest Rate:
☐ Federal Funds Rate Note
☐ Federal Funds (Effective) Rate	Day Count:
☐ Federal Funds Open Rate
☐ Federal Funds Target Rate	Minimum Interest Rate:
☐ LIBOR Note
☐ EURIBOR Note	For Original Issue Discount Notes:
☐ Prime Rate Note
☐ CD Rate Note	Original Issue Discount:
☐ Treasury Rate Note
☐ CMT Rate Note	Yield to maturity:
☐ Reuters Page FRBCMT
☐ Reuters Page FEDCMT	Original Issue Discount Notes:
☐ One-Week ☐ One-Month	☐ Subject to special provisions set forth therein with respect to the principal amount thereof payable upon any redemption or acceleration of the
☐ Other Base Rate (as described below)	maturity thereof.
☐ Zero Coupon Note	☐ For Federal income tax purposes only.
☒ Underwritten Basis
☐ Agent Basis

The notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the notes involves risk. See “Risk Factors” beginning on page S-1 of the prospectus supplement and on page 4 of our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public		Underwriters’ Commissions or Discounts		Proceeds to Us
Per Note(1)		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from , 2010, if settlement occurs after that date.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about                     , 2010.

Joint Bookrunners

BB&T Capital Markets	Deutsche Bank Securities	UBS Investment Bank

Co-Managers

Blaylock Robert Van, LLC   Lebenthal & Co., LLC   Ramirez & Co., Inc.   Siebert Capital Markets   The Williams Capital Group, L.P.

April                     , 2010

RECENT DEVELOPMENTS

First Quarter 2010 Financial Results

On April 22, 2010, we reported earnings for the first quarter of 2010. Outlined below is a summary of those results. We expect to file our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, with the Securities and Exchange Commission on or before May 10, 2010, which will contain more detailed information than is included below. Our first quarter 2010 financial results below should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference herein.

Overview

Our first quarter of 2010 net income was $194 million, or $0.27 per diluted common share, compared with $318 million, or $0.48 per diluted common share, earned during the first quarter of 2009.

The rate of increase in nonperforming assets slowed to 5.6% in the first quarter of 2010, down for the fourth consecutive quarter. Net charge-offs totaled 1.84% for the first quarter of 2010, up 1 basis point compared to the fourth quarter of 2009. The provision for credit losses totaled $575 million in the first quarter of 2010, exceeding net charge-offs by $100 million, or $.09 per share. The provision for credit losses increased the allowance for loan and lease losses as a percentage of loans and leases held for investment to 2.65% at March 31, 2010, compared to 2.51% at December 31, 2009.

Net interest income for the first quarter increased 14.7% compared to the first quarter of 2009. The net interest margin increased to 3.88% for the first quarter, a 31 basis point increase compared to the first quarter of 2009. Net interest margin increased 8 basis points compared to December 31, 2009. The margin increase was driven primarily by higher yields on acquired loans and lower deposit costs.

Average client deposits were up 24.5% in the first quarter compared to the first quarter of 2009 due largely to our acquisition from the Federal Deposit Insurance Corporate (the “FDIC”) of Colonial Bank, an Alabama chartered bank, out of receivership, which became effective August 14, 2009 (the “Colonial acquisition”). Net new client transaction accounts increased 38.1% compared with the first quarter of 2009, which includes the impact of the Colonial acquisition. Deposit mix continued to improve with 33.5% growth in average noninterest bearing deposit accounts and 52.2% growth in average interest checking. Average client certificates of deposit increased 13.6%, which includes the impact of the Colonial acquisition.

Average total loans and leases increased 4.8% for the first quarter of 2010 compared to the same period in 2009. The growth results from loans acquired through the Colonial acquisition, loans originated by our specialized lending group, which increased 15.2% in the first quarter of 2010, and revolving credit loans, which increased 12.7% in the first quarter of 2010 as compared to the same period in 2009. Commercial loans decreased 2.5% reflecting a $2.1 billion decrease in residential acquisition, development and construction loans compared to the first quarter last year and slower overall commercial loan demand.

Impact from Reassessment of Acquired Loans

During the quarter, we completed our first quarterly reassessment of cash flows on acquired loans. The reassessment resulted in additional accretion on loans of $22 million, which is reflected in interest income. This level of accretion reflects one month’s results based on the timing of the reassessment. The increase results from improving expectations for cash flows. The reassessment also revealed additional impairment in certain loans resulting in $19 million in additional provision for loan and lease losses. Combined with a $2 million reduction in noninterest income due to the net impact of these changes on the FDIC receivable, the net benefit to earnings was less than $1 million. Consistent with the provisions of the FDIC loss sharing agreements, approximately 80% of both the additional accretion and impairment is offset through the FDIC receivable.

Restructured Loans

Our performing restructured loans increased to $1.7 billion at March 31, 2010, and prior periods were revised to reflect the retrospective application of more definitive regulatory guidance. We have continued our efforts in recent quarters to modify certain performing loans to assist clients that otherwise might become troubled. For commercial loans, performing restructured loans increased to $969 million at March 31, 2010. These loans are typically residential acquisition, development and construction loans where we have extended the maturity of the loan for less than one year without a sufficient corresponding increase in the interest rate, or principal payments have been deferred to assist the borrower. The average rate on modified commercial loans was 4.09% compared to 4.25% earned on the entire commercial portfolio in the first quarter of 2010. For mortgage loans, we underwrite the modification to a 31% debt to income ratio. Our typical mortgage restructuring includes a rate reduction to the conforming rate plus a premium at the time of the modification. The average interest rate of modified mortgage loans for the first quarter of 2010 was 5.36%, compared to 5.51% for the entire mortgage portfolio, indicating that we have not substantially reduced rates in mortgage loan restructurings.

Noninterest Revenue and Income

Noninterest income decreased $187 million, or 18.1%, in the first quarter of 2010 compared to the same period last year because of $153 million in lower securities gains and a $99 million decrease in mortgage banking revenues. We earned $89 million in mortgage-related revenue in the first quarter of 2010, a decrease of 52.7% compared with the first quarter of 2009. We originated $4.8 billion of mortgage loans during the first quarter of 2010 compared to $7.4 billion in originations in the first quarter last year. We earned $253 million in insurance-related revenue in the first quarter of 2010, which was relatively flat compared with the first quarter of 2009, reflecting continued softness in the industry’s pricing for insurance premiums. Service charges on deposit accounts totaled $164 million in the first quarter of 2010, an increase of 5.1% compared to the same quarter of 2009. The increase in service charges was primarily due to additional revenue generated by customers acquired through the Colonial acquisition. Checkcard fees and other nondeposit fees and commissions increased 24.5% and 22.6%, respectively, compared to the first quarter of 2009. The increase in checkcard fees was primarily due to increased usage by new and existing clients. The growth in nondeposit fees and commissions was primarily the result of issuing more letters of credit and other commercial loan servicing fees. Trust and investment advisory revenue increased 18.8% due to improved market conditions. Other noninterest income totaled $22 million during the first quarter of 2010, compared with $11 million for the same period of 2009. Other income increased $13 million as a result of market-related increases in trading assets for post-employment benefits that are offset by a similar increase in personnel expense.

Noninterest Expenses

Our noninterest expenses increased $272 million, or 25.4%, in the first quarter of 2010 compared with the same period in 2009. The increase included $116 million of additional net losses on sale and writedowns in the value of foreclosed properties; $26 million in higher foreclosed property maintenance expenses; an additional $12 million in FDIC insurance expense; and $12 million for post-employment benefits expense that are offset by additional noninterest income. This increase includes approximately $128 million of growth resulting from purchase acquisitions.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us and our subsidiaries for the periods indicated below were as follows:

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings to Fixed Charges:
Including interest on deposits:	1.40x	1.67x	1.63x	1.76x	2.22x
Excluding interest on deposits:	1.92x	2.77x	2.77x	3.25x	4.17x

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest and dividends on the 3,133.64 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, $1,000,000 liquidation preference per share (“Series C Preferred Stock”) issued to the U.S. Department of the Treasury as part of the Troubled Asset Relief Program—Capital Purchase Program, which we repurchased on June 17, 2009) less earnings attributable to noncontrolling interest. Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third of rents (the proportion representative of the interest factor), dividends on our Series C Preferred Stock and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third of rents (the proportion representative of the interest factor), dividends on our Series C Preferred Stock and all amortization of debt issuance costs.

As of the date of this pricing supplement, we have no preferred stock outstanding.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated as of April     , 2010, which we refer to herein as the “terms agreement,” with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the principal amount of notes set forth opposite their respective names below:

Underwriter	Principal Amount of Notes
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	$
Deutsche Bank Securities Inc.
UBS Securities LLC
Blaylock Robert Van, LLC
Lebenthal & Co., LLC
Muriel Siebert and Co., Inc.
Samuel A. Ramirez & Company, Inc.
The Williams Capital Group, L.P.

Total	$

We have been advised by the underwriters that they propose initially to offer the notes to the public at the public offering price set forth on page one of this pricing supplement, and may offer the notes to certain dealers at the public offering price less a concession not in excess of     % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of     % of the principal amount of notes. After the initial public offering, the public offering price may be changed from time to time.

The notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the notes if any are purchased.

To facilitate the offering of these notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these notes. Specifically, the underwriters may overallot in connection with any offering of these notes, creating a short position in these notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these notes, the underwriters may bid for, and purchase, these notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these notes in the offering if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the notes, excluding the underwriters’ discounts, will be approximately $            .

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

Conflicts of Interest

Because BB&T Capital Markets, a division of Scott & Stringfellow, LLC, our affiliate, is a participating joint bookrunner, this offering is being conducted in compliance with NASD Conduct Rule 2720, as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.